Four Corners Property Trust, Inc.
1000 Darden Center Drive
Orlando, Florida 32837
(407) 245-4000

October 20, 2015
Via EDGAR
Sonia Gupta Barros
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Four Corners Property Trust, Inc.
Registration Statement on Form 10 (File No. 001-37538)

Dear Ms. Barros:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of Four Corners Property Trust, Inc. (the “Company”) so that it may become effective at 3.00p.m., Eastern Time, on October 21, 2015, or as soon as possible thereafter.

Please direct any questions regarding this request to Laura Kaufmann Belkhayat of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2439. In addition, please notify Ms. Kaufmann Belkhayat when this request for acceleration has been granted by a telephone call to Ms. Kaufmann Belkhayat at the telephone number referred to above.

In connection with this request, the Company acknowledges the following:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,

/s/ William H. Lenehan
William H. Lenehan
President and Chief Executive Officer

cc:	Anthony G. Morrow, Esq., Corporate Secretary
Four Corners Property Trust, Inc.

Joseph A. Coco, Esq.
Laura A. Kaufmann Belkhayat, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP